

December 5, 2016

Via E-mail
Brian C. Sigman
Chief Financial Officer
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

> **Re: AG Mortgage Investment Trust, Inc.**
> **Form 10-K for fiscal year end December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-35151**

Dear Mr. Sigman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your disclosure on pages 13 and 22 with respect to diversification of your portfolio. In future Exchange Act periodic reports, with respect to your non-Agency RMBS and CMBS, please revise your disclosure to include the geographic diversification of your collateral. Please also expand future Exchange Act periodic reports to discuss the credit quality of your non-Agency RMBS and CMBS.

Investment income, financing and hedging costs, page 65

2. In future Exchange Act reports, please discuss the reasons for any material trends in your spread or the individual components of the spread to the extent such material trends are driven by management decisions, such as portfolio composition or method of hedging.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Brian C. Sigman
AG Mortgage Investment Trust, Inc.
December 5, 2016
Page 2

        Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Counsel, Office of Real
                                        Estate and Commodities